Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Financial Times: “Lex column – Xerox / ACS”

September 28, 2009

http://www.ft.com/cms/s/3/2659c70a-ac36-11de-950b-00144feabdc0.html

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Irrational exuberance this is not. Xerox investors fled on Monday on news that the copier maker was to make its largest ever acquisition, paying a combination of stock and cash that puts an enterprise value of $7.6bn on outsourcer Affiliated Computer Services. After six months in which Xerox shares have more than doubled from their lows, it is unsurprising that some shareholders decided not to wait around for the uncertain benefits of a deal and a change in strategy. But, although risky, it is hard to fault the financial logic of the combination.

After Monday’s 14 per cent plunge, Xerox will be exchanging stock valued at about 14 times prospective earnings for shares valued at just over 13 times, a reasonable rate of exchange. Or to cut it another way, the value of the bid premium to ACS’s undisturbed share price is worth just $940m, far less than the capitalised value of potential cost savings, which are targeted at between $330m and $400m annually. Taking the lower end of that range, equivalent to about 1.5 per cent of the combined cost base, the savings, taxed and capitalised, would be worth $2.1bn. Xerox has therefore held on to the bulk of the deal’s potential benefits. So, although ACS shareholders will be paid mostly in Xerox stock, they should not cheer the deal too loudly.

Making the merger work will be far from simple. It is sensible for Xerox to expand its services division beyond simply managing companies’ printing and documentation. The future, while not necessarily paperless, should involve considerably fewer dead trees. But in doing so, Xerox is following a general tech sector charge into services, and integration is more challenging than just giving your foreign sales force something new to flog. Still, if only half the cost savings are found, Xerox has bagged itself a bargain.